UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 25, 2008

GREAT BASIN GOLD LTD.
Ste. 1500 Royal Centre
1055 West Georgia Street
PO Box 11117
Vancouver , British Columbia
Canada V6E 4N7
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 25, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ON TRACK TO MINE 80 000 Au EQUIVALENT OUNCES IN 2008

February 25, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) ("Great Basin Gold" or the "Company") today announced that the Hollister mine development project is on track to mine 80,000 gold equivalent ounces (73,800 ounces of gold and 361,000 ounces of silver) under the terms of the existing state and federal permits and recover 66,400 oz of gold and 289,000 oz of silver at a cash cost of approximately US$400/oz for 2008.  Development is progressing   to allow mining of sufficient tonnage to deliver the planned production. The production will mainly be focused on the Clementine and Gwenivere veins from which high grades were recently reported from drifting.  6,000 tons of material that has been extracted from the Clementine and Gwenivere drifts is currently being shipped to the Jerritt Canyon metallurgical plant for toll processing.

Although limited production is expected in the current quarter, this is expected to change. A secondary egress currently under development will be completed by the end of March 2008, providing access for stoping operations.  Good progress is also being made with the development of the internal ramp and cross cuts in preparation for the build up of production in 2009.   Capital expenditures of approximately US$34 million are expected to be incurred during the year, mainly on mining equipment, and underground and surface infrastructure.

The Company has also received the results from metallurgical tests at the McClelland Laboratories Inc in Reno, Nevada. A composite sample was prepared from high grade ore generated during development on the Central Clementine and Gwenivere veins during the fourth quarter of 2007. The sample was prepared to allow process simulation of future stope production in the high grade vein ore shoots. Average grades of the metallurgical test samples completed at the McClelland Laboratories were 7.835 oz/ton gold and 39.43 oz/ton silver. Recoveries for six combined gravity concentration and direct cyanidation tests yielded 24 hour recoveries ranging from 94.8 to 98.2 percent for gold and 86.5 to 96.2 percent for silver. Final recoveries for combined gravity and direct cyanidation tests averaged 98.7 percent for gold and 98.0 percent for silver.

Following these favorable results, alternative milling facilities are currently being evaluated.

Ferdi Dippenaar, CEO commented "Management is pleased with the progress made by the team at Hollister. The project could generate significant revenue and, after allowing for US$32 million for cash operating costs and US$34 million for capital expenditure, realize some free cash flow in 2008.  The cash cost per ounce is expected to decrease as production volumes increase in 2009.  The Company is currently reviewing results from the exploration program which were undertaken over the past 12 months, and plans to update the resource and reserve statement  (from that used in the Feasibility Study published in July 2007) as well as the cash costs to reflect the current industry cost environment."

Johan Oelofse, Pr. Eng., FSAIMM, and Chief Operating Officer of Great Basin, is the qualified person who has supervised the preparation of technical information contained this news release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301-1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that express expectations of rates of future gold production, costs and revenues related thereto, implications of exploration and testing activities and like events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are inherently uncertain and risky and can never be guarantees of future performance. Actual results or developments may differ materially from those in the forward-looking statements. Many factors could cause actual results to differ materially from those in forward-looking statements including the nature of mining activities which are subject to unknown geological conditions and underground hazards, metals prices, labor conditions, earthquakes and general economic, market and business conditions. While feasibility work has been done to confirm the mine design, mining methods and processing, construction and long-term operation of a commercial mine still depend on securing environmental, operating and other permits on a timely basis. For more information on the Company, and the risks it faces Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction (Canada) filings that are available at www.sedar.com.